SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

CENTREX INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15640e103
(CUSIP Number)

Jeffrey W. Flannery
9202 South Toledo Avenue, Tulsa, Oklahoma 74137

(918) 494-2880
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey W. Flannery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER
300,000 shares of the Series A preferred stock of the Issuer*
4,000,000 shares of the Series B preferred stock of the Issuer
600,000 shares of the Series C preferred stock of the Issuer

*The Series A preferred stock do not have any voting rights

	8	SHARED VOTING POWER None
	9
SOLE DISPOSITIVE POWER
300,000 shares of the Series A preferred stock of the Issuer
4,000,000 shares of the Series B preferred stock of the Issuer
600,000 shares of the Series C preferred stock of the Issuer

	10	SHARED DISPOSITIVE POWER None
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000 shares of the Series A preferred stock of the Issuer
4,000,000 shares of the Series B preferred stock of the Issuer
600,000 shares of the Series C preferred stock of the Issuer

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75% of the Series A preferred stock of the Issuer
100% of the Series B preferred stock of the Issuer
100% of the Series C preferred stock of the Issuer

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This statement relates to the preferred stock of Centrex Inc., an Oklahoma corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9202 South Toledo Avenue, Tulsa, Oklahoma 74137.

Item 2.	Identity and Background.

Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D is hereby filed by Jeffrey W. Flannery, an individual (the “Reporting Person”). The Reporting Person’s business address is 9202 South Toledo Avenue, Tulsa, Oklahoma 74137. The Reporting Person is chief financial officer, chief executive officer and chairman of the board of directors of the Issuer.

On February 3, 2005, in consideration of the agreement by the Reporting Person to serve as director and officer of the Issuer, the Issuer issued to the Reporting Person 300,000 shares of the Issuer’s Series A preferred stock, 4,000,000 shares of the Issuer’s Series B preferred stock, and 600,000 shares of the Issuer’s Series C preferred stock. All of the shares issued to the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended.

During the last five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s preferred stock were issued to the Reporting Person in consideration of the agreement by the Reporting Person to serve as director and officer of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Person acquired his interest in the Issuer solely for investment purposes. On February 1, 2005, Thomas R. Coughlin, Jr., M.D., the Issuer’s then-sole director, elected the Reporting Person as a director of the Issuer. Following the election of the Reporting Person as a director of the Issuer, Thomas R. Coughlin, Jr., M.D., resigned as chief executive officer, chief financial officer and director of the Issuer. On February 1, 2005, the Reporting Person was elected chief financial officer, chief executive officer and chairman of the board of directors of the Issuer. As an officer and director of the Issuer, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

Effective February 1, 2005, the Reporting Person appointed Michael Corrigan to serve as the corporate secretary of the Issuer. Consequently, as of the date of this Schedule 13D, the Issuer has the following officers:

Name	Office
Jeffrey W. Flannery	Chief executive officer, chief financial officer and chairman of the board of directors
Michael Corrigan	Secretary

The Reporting Person plans to cause the Issuer to amend the Issuer’s articles of incorporation to change the par value of the Issuer’s common and preferred stock from $0.001 per share to $0.00001 per share and to increase the Issuer’s authorized common stock from 250,000,000 shares to 2,900,000,000 shares. The Issuer will file an appropriate Schedule 14C under the Act to implement the desired changes, as soon as those changes have been determined. Moreover, upon occurrence of such corporate events, the Issuer will promptly file a current report on Form 8-K with the SEC to report the changes.

Other than the completed stock purchase transactions described in Items 3 and 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

1.	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4.	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

5.	Any material change in the present capitalization or dividend policy of the Issuer;

6.	Any other material change in the Issuer’s business or corporate structure;

7.	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

8.
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

10.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person may be deemed to be the beneficial owner of 300,000 shares of the Issuer’s Series A preferred stock, which constitute 75 percent of the Issuer’s issued and outstanding Series A preferred stock, 4,000,000 shares of the Issuer’s Series B preferred stock, which constitute 100 percent of the Issuer’s issued and outstanding Series B preferred stock, and 600,000 shares of the Issuer’s Series C preferred stock, which constitute 100 percent of the Issuer’s issued and outstanding Series C preferred stock. All of the shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended.

Pursuant to the Issuer’s certificates of designation establishing Series A, B and C preferred stock, each share of the Issuer’s currently issued and outstanding Series A, Series B and Series C preferred stock may be converted into one fully paid and nonassessable share of the Issuer’s common stock. The shares of the Series A preferred stock have no voting rights on any matters submitted to the vote of the holders of the Issuer’s common or preferred stock. On all matters submitted to a vote of the holders of the Issuer’s common stock, including, without limitation, the election of directors, a holder of shares of the Series B preferred stock is entitled to the number of votes on such matters equal to the number of shares of the Series B preferred stock held by such holder multiplied by 50. On all matters submitted to a vote of the holders of the Issuer’s common stock, including, without limitation, the election of directors, a holder of shares of the Series C preferred stock is entitled to the number of votes on such matters equal to the number of shares of the Series C preferred stock held by such holder multiplied by 200. Therefore, the Reporting Person has the power to vote 320,000,000 shares of the Issuer’s common stock. The Reporting Person has the sole power to vote and to dispose of all shares of the preferred stock of the Issuer owned by him directly.

Other than the transactions described in Items 3 and 4 above, there have been no transactions in the preferred stock of the Issuer by the Reporting Person during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005.

/s/
JEFFREY W. FLANNERY